Exhibit 4.2

DESCRIPTION OF REGISTRANT’S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

The following information describes our common stock and preferred stock, as well as certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws.  This description is only a summary and does not purport to be complete.  It is subject to and qualified in its entirety by reference to our amended and restated certificate of incorporation and amended and restated bylaws, which have been filed with the SEC as exhibits to this Annual Report on Form 10-K, as well as to applicable provisions of the Delaware General Corporation Law.

General

Our authorized capital stock consists of 320,000,000 shares of capital stock with a $0.0001 par value per share, of which 300,000,000 shares may be common stock and 20,000,000 shares may be preferred stock.

Common Stock

Each holder of our common stock is entitled to one vote for each share on all matters to be voted upon by the stockholders.  Subject to any preferential rights of any outstanding preferred stock, holders of our common stock are entitled to receive ratably the dividends, if any, as may be declared from time to time by the board of directors out of funds legally available therefor. We do not currently pay a dividend on our capital stock and do not anticipate paying any cash dividends in the foreseeable future.  In the event of our liquidation, dissolution or winding up, holders of our common stock are entitled to share ratably in our assets remaining after the payment of liabilities and any preferential rights of any outstanding preferred stock.

Holders of our common stock have no preemptive or conversion rights or other subscription rights, and there are no redemption or sinking fund provisions applicable to the common stock.  The outstanding shares of common stock are fully paid and non-assessable.  The rights, preferences and privileges of the holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Our common stock is listed on the Nasdaq Global Select Market under the symbol “AMPH.” The transfer agent and registrar for our common stock is Broadridge Corporate Issuer Solutions, Inc.

Preferred Stock

Under the terms of our amended and restated certificate of incorporation, our board of directors is authorized to issue shares of preferred stock in one or more series without stockholder approval.  Our board of directors has the discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock.  There are no restrictions presently on the repurchase or redemption of any shares of our preferred stock.

Effect of Certain Provisions of our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws and the Delaware Anti-Takeover Statute

Some provisions of Delaware law and our amended and restated certificate of incorporation and amended and restated bylaws contain provisions that could make the following transactions more difficult:

●	acquisition of us by means of a tender offer;
●	acquisition of us by means of a proxy contest or otherwise; or

●	removal of our incumbent officers and directors.

Those provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids and to promote stability in our management.  These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors.

Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws

Our amended and restated certificate of incorporation and our amended and restated bylaws, as applicable, among other things:

●	provide that our board is classified into three classes of directors, which may discourage a third party from making a tender offer or otherwise attempting to obtain control of us as it is more difficult and time consuming for stockholders to replace a majority of the directors on a classified board of directors;
●	provide that special meetings of the stockholders may be called only by our chairman of the board, Chief Executive Officer, President, Chief Operating Officer, or the board of directors pursuant to a resolution adopted by a majority of the total number of authorized directors of our board of directors;
●	establish procedures with respect to stockholder proposals and stockholder nominations, including requiring that advance written notice of a stockholder proposal or director nomination generally must be received at our principal executive offices not less than 90 nor more than 120 days prior to the first anniversary of the previous year’s annual meeting of stockholders;
●	do not include a provision for cumulative voting in the election of directors. Under cumulative voting, a minority stockholder holding a sufficient number of shares may be able to ensure the election of one or more directors. The absence of cumulative voting may have the effect of limiting the ability of minority stockholders to effect changes in the board of directors and, as a result, may have the effect of deterring a hostile takeover or delaying or preventing changes in control or management of our company;
●	provide that vacancies on our board of directors may be filled by a majority of directors in office, although less than a quorum, and not by the stockholders;
●	require that the vote of holders of 66 2/3% of the voting power of the outstanding shares entitled to vote generally in the election of directors is required to amend various provisions of our amended and restated certificate of incorporation and amended and restated bylaws, including provisions relating to:
●	the number of directors on our board of directors;
●	the election, qualification and term of office of our directors;
●	filling vacancies on our board of directors;
●	the indemnification of our officers and directors;
●	removal of members of our board of directors; and
●	certain other provisions of our amended and restated certificate of incorporation and amended and restated bylaws;
●	provide that no action may be effected by our stockholders by written consent, but must be effected at a duly-called annual or special meeting; and

●	allow us to issue without stockholder approval up to 20,000,000 shares of undesignated preferred stock with rights senior to those of the common stock and that otherwise could adversely affect the rights and powers, including voting rights, of the holders of common stock. In some circumstances, this issuance could have the effect of decreasing the market price of the common stock as well as having the anti-takeover effect discussed above two-thirds of our outstanding capital stock entitled to vote generally in the election of directors.

Delaware Anti-Takeover Statute

We are subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers.  In general, Section 203 prohibits a publicly-held Delaware corporation from engaging, under certain circumstances, in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder unless:

●	prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;
●	upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, but not for determining the outstanding voting stock owned by the interested stockholder, (i) shares owned by persons who are directors and also officers, and (ii) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or
●	at or subsequent to the date of the transaction, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66-2/3% of the outstanding voting stock which is not owned by the interested stockholder.

Generally, a business combination includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder.  An interested stockholder is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation’s outstanding voting stock.

Forum Selection

Our amended and restated certificate of incorporation provides that unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for: (i) any derivative action or proceeding brought on our behalf; (ii) any action asserting a breach of fiduciary duty owed by any of our current or former directors, officers or other employees to us or our stockholders; (iii) any action asserting a claim arising pursuant to any provision of the DGCL, our amended and restated certificate of incorporation, or our amended and restated bylaws; or (iv) any action asserting a claim against us that is governed by the internal affairs doctrine. This provision is not intended to apply to actions arising under the Securities Act or the Exchange Act, or any claim for which the federal courts have exclusive jurisdiction. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock shall be deemed to have notice of and consented to this provision.